Exhibit 99.4

Growth Plan October 29 , 2014

1 Safe Harbour Statement This presentation contains forward - looking statements, which express the current beliefs and expectations of management . Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences are detailed in documents we file from time to time with the United States Securities and Exchange Commission . Forward - looking statements in this presentation are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995 . These statements include descriptions regarding the Company’s plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information . These statements can be recognized by the use of words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” potential” or “continue,” the negative of these terms and other comparable terminology . Such forward - looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, including those described under “Risk Factors” in the Company’s Form 20 - F, that may cause the Company’s actual results, performance or achievements to differ materially from those set forth in the forward - looking statements as a result of various factors and assumptions . The Company has no obligation and does not undertake to revise forward - looking statements to reflect future events or circumstances . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of the products or services of SodaStream or of those other companies .

2 Content Current Situation The opportunity Our challenges The plan – resume profitable growth Financial impact

3 SodaStream at an inflection point ▪ Following 7 years of consecutive double - digit revenue growth, the trend stopped ▪ We outgrew our internal capacity and expanded our product range resulting in operational complexity and erosion of our profit margins ▪ We invested in buying back distributor markets and in capacity expansion ▪ In the US market, our acquisition rate of new users has dramatically slowed down but usage rates continue to be strong ▪ Outside the US, we continue to enjoy growth, though at lower rates than in previous years CURRENT SITUATION

4 SodaStream Revenue 2009 – 2014 136.2 208.4 289.0 436.3 562.7 513.2 2009 2010 2011 2012 2013 2014 Forcast CAGR : 43% $ Million CURRENT SITUATION

5 SodaStream USA Revenue 2009 – 2014 12.1 39.0 79.6 143.0 197.7 2009 2010 2011 2012 2013 2014 Forcast $ Million CURRENT SITUATION CAGR : 101%

6 SodaStream ROW Revenue 2009 – 2014 124.1 169.4 209.4 293.3 365 2009 2010 2011 2012 2013 2014 Forcast $ Million CURRENT SITUATION CAGR : 31%

7 Content The opportunity Our challenges The plan – resume profitable growth Financial impact The opportunity Current Situation

8 CSD category in rapid transformation ▪ The $ 200 + Billion Carbonated Soft Drink category is transforming, led by the US ▪ Landslide shift towards Health & Wellness ▪ Consumers abandon “classic” CSDs in favor of “Water+” beverages ▪ Incumbent players under significant pressure THE OPPORTUNITY

9 Rapid Transformation of the Beverage Industry SOURCE: Beverage Digest and Mintel Transformation of the beverage industry Category decline behind health concerns ( - 3 % in US) Decline of diet behind aspartame health concerns ( - 6.8 % in US)* Brand proliferation shift toward Personalization Radical shift toward health & wellness Growth of sparkling water + 33 % in US flavored sparkling water + 62%* Shift toward natural ingredients Shift toward reduced calories THE OPPORTUNITY

10 SodaStream is uniquely positioned to take full advantage of this transformation Highly experienced management team Strong infrastructure to support sustainable growth Strong financial track record Healthy margins, defensible recurring business model Significant market opportunity Retail market opportunity of over $ 200 billion World leader in home carbonation Global presence and first mover advantage 8.5 million active households Strong tradition of innovation Solid product pipeline Important strategic partnerships Wide range of partnerships to strengthen product offering Solid network of retail presence Best in class retail presence with premium real estate THE OPPORTUNITY – CORE COMPETENCES

11 Our Mission SodaStream is revolutionizing the beverage industry by empowering people and partners with a platform that offers a simple, fun and sustainable way to enjoy healthier beverages by making water exciting SodaStream. Water Made Exciting! THE OPPORTUNITY

12 Plan Objective Sharpen our business focus around long - term strategic goals to seize the opportunity to have a meaningful role in the transformation of the beverage industry, delivering robust profitable growth and shareholder value THE OPPORTUNITY

13 Content The opportunity Our challenges The plan – resume profitable growth Financial impact Current Situation Our challenges The opportunity

14 Our Key Challenges ▪ Singular Benefit Need to define one clear consumer benefit for the SodaStream brand and align brand positioning with consumer trends ▪ Product Line - up Need both a great tasting product (not “me too” flavors) and a healthier product; need easy to operate beverage makers ▪ Product Transition Manage transition from old generation to new generation of beverage makers and flavors ▪ Distribution Better product segmentation and channel management; better availability of consumables ▪ Operations Regain operational efficiency ▪ Execute with excellence OUR CHALLENGES

15 Content The opportunity Our challenges Financial impact Current Situation Our challenges The opportunity The plan – resume profitable growth

16 5 GROWTH PILLARS Organization Marketing Product & Innovation Distribution Operations 1 2 3 4 5 THE PLAN

17 Invest in Human Capital ▪ Bring new talent to key positions in the leadership team and expand the BOD ▪ Establish a new centralized commercial leadership team that will lead global commercial execution including the transition to new generation products, new distribution, e - commerce expansion, and drive incremental sales ▪ Restructure the market teams into regional clusters that will leverage the experience and success of our top performing GMs and support consistency and efficiency of our market execution ▪ Establish a new global procurement unit to reduce costs and working capital and improve supply efficiencies ▪ Consolidate operational structure for simplicity and efficiency and reduce headcount where appropriate THE PLAN: ORGANIZATION 1

18 Health & Wellness ▪ Reposition the brand around Health & Wellness “Water Made Exciting” ▪ Provide unique better - for - you “Water Plus ” beverage products. Become the world’s leading sparkling water company ▪ Reinforce the important benefits of using SodaStream and revive our brand heat ▪ Redirect the marketing investment toward the consumer and away from trade and promotional activities ▪ Build an active community of evangelist users and opinion leaders through activation of social networking and public relations 2 THE PLAN: MARKETING

19 SOURCE: Source SodaStream Water Made Exciting!

20 Marketing: New Positioning in Action 2 THE PLAN: MARKETING

21 From ... ... to “Soda” “Stream” “Water Made Exciting” “Set the Bubbles Free ” Marketing: New Positioning in Action 2 THE PLAN: MARKETING

22 From ... ... to “home soda maker” “sparkling water maker” Marketing: New Positioning in Action 2 Water, not soda Source primary, SodaStream secondary Sparkling Water Maker Water, not Cola THE PLAN: MARKETING

23 From ... ... to “Play” “Splash” Marketing: New Positioning in Action 2 THE PLAN: MARKETING

24 Superior User Experience: Flavors THE PLAN: PRODUCT AND INNOVATION 3 Introduce new delicious and exciting sparkling water flavors that are "Better for You" with natural ingredients, low sugar and with no artificial sweeteners Taste and Health Delist or re - brand syrups that do not fit with our new strategy SKU Rationalization Introduce a new flavor bottle, expand Caps and launch on - demand beverage systems Dosing

25 Superior User Experience: Beverage Makers New generation Upgrade the Company's product offering to the new generation of beverage makers behind the new design equity and easy snap - lock functionality; Roll out Source, Play and Power Focus Discontinue other models of beverage makers The future Introduce new innovative technology platforms: multi - drink carbonation and on - demand single - serve beverage system 3 THE PLAN: PRODUCT AND INNOVATION

26 Innovation: new positioning in action From ... ... to “Detergent” bottle Beverage bottle 3 THE PLAN: PRODUCT AND INNOVATION New Concentrate Bottle

27 Innovation: New Positioning in Action New “Water - Plus” Flavor Categories 3 THE PLAN: PRODUCT AND INNOVATION

28 Innovation: New Positioning in Action From ... ... to “ SodaStream SodaMix ” “Fountain Style” 3 THE PLAN: PRODUCT AND INNOVATION New Classics Brand: “Fountain Style”

29 Introducing SodaStream “Power”: New Automatic Sparkling Water Maker Fall 2014 Innovation: The ultimate user experience 3 THE PLAN: PRODUCT AND INNOVATION

30 “Splash”: Rolling out Globally Fall 2014 THE PLAN: PRODUCT AND INNOVATION Innovation: Enhanced user experience at entry level 3

31 Innovation: New Positioning in Action From ... ... to Old and inconsistent design Modern, consistent design language State - of - the - art experience: Snap - lock Silent valves Automation Feedback Clunky user experience 3 THE PLAN: PRODUCT AND INNOVATION Transforming to New Design Architecture

32 Focus on the right distribution 32 1 3 4 5 2 Focus on existing geographies Regain growth with existing retailers via trade segmentation, shelf management, in - store demos and trade activations Expand distribution into new strategic accounts including supermarkets and convenience stores Significantly increase e - commerce activity Expand gas availability and convenience of exchange; Introduce one - way CO 2 carbonator THE PLAN: DISTRIBUTION 4

33 Operational excellence and efficiency Consolidate manufacturing in the new Lehavim state - of - the - art plant to improve operational efficiencies ▪ Lehavim operational since May 2014 (currently ~ 300 employees) ▪ Relocate Alon Tavor and Mishor Adumim facilities in stages by late 2015 ▪ Significantly decrease dependency on sub - contractors and eliminate in - country transportation ▪ Government grant approved ▪ SKU rationalization ▪ Significantly improve S&OP processes, demand planning, production and inventory efficiencies including the assimilation of a new Oracle ERP system ▪ Engineering cost reduction initiatives and automation THE PLAN: OPERATIONS 5

34 Lehavim Facility May 2013

35 Lehavim Facility October 2014

36 Lehavim Facility Production Halls

37 Content The opportunity Our challenges Financial impact Current Situation The opportunity Financial impact Our challenges The plan – resume profitable growth

38 Financial impact Shutdown of Mishor and Alon Tavor facilities and discontinuation of certain beverage makers and flavors will result in an exceptional cost of approximately $ 20 million , divided into: Approximately 90 % of the cost will be non - cash Approximately 60 % in Q 4 2014 , the rest during 2015 (mostly H 1 ) Manufacturing consolidation expected to drive 200 basis points of gross margin improvement starting in 2016 Approximately $ 9 million Mishor and Alon Tavor shutdown cost, including fixed assets write off and employees compensation Approximately $ 11 million inventory write off due to the SKU rationalization